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Ms. Barbara C. Jacobs, Esq.             File No. 039481-0002
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549


             RE:      DEALERTRACK HOLDINGS, INC.
                      REGISTRATION STATEMENT ON FORM S-1  FILE NO. 333-126944

Dear Ms. Jacobs:

      On behalf of DealerTrack Holdings, Inc. (the "REGISTRANT"), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the "COMMISSION") set forth in your letter dated October 7, 2005 with respect to the Registrant's above-referenced Registration Statement on Form S-1 (the "REGISTRATION STATEMENT") filed with the Commission on July 28, 2005, as amended by Amendment No. 1 to the Registration Statement ("AMENDMENT NO. 1") filed on September 22, 2005. Earlier today, the Registrant filed via EDGAR Amendment No. 2 to the Registration Statement ("AMENDMENT NO. 2") revised to reflect changes prompted by your comments and to include certain other information. Amendment No. 2 contains the various revisions described below. For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 2, two of which have been marked to show changes from Amendment No. 1. Attached to this letter are exhibits that address certain of the topics addressed in this letter. Exhibit A sets forth the additional relevant portions of the supporting materials for the market and industry data cited in the prospectus. Exhibit B sets forth the valuation reports provided by Empire Valuation Consultants ("EMPIRE").

      The Staff's comments of October 7, 2005 are set forth below in bold, followed by the Registrant's responses to each comment.

GENERAL

1. WE WILL SUPPLEMENTALLY CONVEY OUR COMMENTS ON YOUR INSIDE FRONT COVER PAGE GRAPHICS.

Response: The Registrant respectfully acknowledges the Staff's comment.

2. IN CONNECTION WITH YOUR RESPONSE TO PRIOR COMMENTS 3 AND 37 FROM OUR LAST LETTER DATED AUGUST 24, 2005, WE NOTE YOUR INCLUSION OF THE THIRD PARTY SOURCE MATERIALS YOU CITE IN YOUR

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      PROSPECTUS. IN ADDITION TO THESE REPORTS, HOWEVER, WE NOTE THE ADDITIONAL
      REFERENCES TO AUTOCOUNT, INC. ON PAGE 29 AND AUTOMOTIVE NEWS ON PAGE 62. SIMILAR TO OUR PRIOR COMMENTS, PLEASE PROVIDE THE DATE OF THE REPORT, MAGAZINE OR CITED INDUSTRY INFORMATION AND KEY ASSUMPTIONS. PLEASE CONFIRM THAT THE INFORMATION IS PUBLICLY AVAILABLE WITHOUT COST OR FOR A NOMINAL PAYMENT.

Response: Attached hereto as Exhibit A is the excerpt from the January 2005 issue of F&I Magazine, which contains AutoCount, Inc. data as of September 2004. In addition, Exhibit A contains the March 21, 2005 article from Automotive News. The disclosure on pages 29 and 67 has been revised to add the dates of these reports. We set forth the key assumptions made with respect to the AutoCount, Inc. data in the "Market and Industry Data" section of Amendment No. 1. The disclosure on page 67 has been revised to include the key assumptions made with respect to the Automotive News data. Automotive News is a trade publication that is publicly available at a nominal fee and F&I Magazine is also available at a nominal fee. Please refer to pages 29 and 67 of Amendment No. 2.

SUMMARY

OUR BUSINESS

TRANSACTIONS AND RELATIONSHIPS WITH CERTAIN OF THE UNDERWRITERS AND THEIR AFFILIATES, PAGE 5

3. PLEASE REVISE YOUR DISCLOSURE AT THE TOP OF PAGE FIVE AND THROUGHOUT WHERE YOU DISCUSS THE WFS FINANCIAL, INC. RELATIONSHIP TO QUANTIFY IN DOLLARS, PERCENTAGE OF TOTAL REVENUES OR OTHERWISE DEFINE WHAT YOU MEAN BY A "SIGNIFICANT CUSTOMER OF OURS."

Response: The Registrant has revised the disclosure at the bottom of page four and the top of page five to add the total dollar amount and percentage of revenue that it derived from WFS Financial, Inc. for the year ended December 31, 2004 and the six months ended June 30, 2005, as requested. Please refer to pages 4-5 of Amendment No. 2.

USE OF PROCEEDS, PAGE 31

4. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 16 FROM OUR LAST LETTER REGARDING YOUR USE OF PROCEEDS. NOTING YOU INTEND TO USE AT LEAST 25% OF YOUR NET OFFERING PROCEEDS TO REPAY THE $25.0 MILLION TERM LOAN FACILITY, PLEASE PROVIDE YOUR BEST ESTIMATE FOR THE REMAINDER OF YOUR PROCEEDS BETWEEN ACQUISITIONS AND OTHER GENERAL CORPORATE PURPOSES, CLARIFYING WHAT OTHER GENERAL PURPOSES MIGHT INCLUDE.

Response: The Registrant has revised the "Use of Proceeds" section of the prospectus to indicate that it will use a portion of the remaining proceeds to pay off its revolving credit facility. The Registrant does not have any other specific plans for the remaining proceeds of this offering. Please refer to pages 6, 25, 27 and 31 of Amendment No. 2.

NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA STATEMENTS OF OPERATIONS, PAGE
39

5. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBERS 22 AND 23 AND DO NOT BELIEVE THAT YOU HAVE PROVIDED SUFFICIENT INFORMATION REGARDING THE EXPECTED ALLOCATION TO EACH SPECIFIC CATEGORY OF INTANGIBLE ASSET (E.G., CUSTOMER LISTS, NON-COMPETES, AND TECHNOLOGY) OR THE SENSITIVITY OF YOUR AMORTIZATION EXPENSES DUE TO THIS ALLOCATION. PLEASE REVISE TO PROVIDE READERS WITH YOUR EXPECTATIONS AS TO THE ALLOCATION OF THE INTANGIBLE ASSETS TO THE INDIVIDUAL

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      CATEGORIES BASED ON YOUR EXPERIENCE WITH PREVIOUS ACQUISITIONS AND
      KNOWLEDGE OF THE ASSETS ACQUIRED AND DISCLOSE THE USEFUL LIVES THAT YOU EXPECT TO ASSIGN TO EACH CATEGORY. IN ADDITION, EXPAND YOUR SENSITIVITY ANALYSIS BEYOND A STATEMENT THAT ANY CHANGE IN THE ESTIMATED AVERAGE USEFUL LIFE COULD RESULT IN A MATERIAL CHANGE.

      Response: The Registrant has revised the disclosure to add the most current information available about the different classes of intangible assets to which the purchase prices may be allocated, as well as the sensitivity of its amortization expenses to various changes in potential allocations and useful lives. As stated in Amendment No. 2, the valuation analyses will not be completed before December 31, 2005. As a result, the preliminary allocations are subject to change. Please refer to pages 41-43 of Amendment No. 2.

6. PLEASE DESCRIBE TO US, IN DETAIL, HOW YOU CALCULATED THE AMOUNT OF THE LML REVENUE REDUCTION REFERRED TO IN PRIOR COMMENT NUMBER 25. IDENTIFY AND EXPLAIN TO US, IN DETAIL, ALL ASSUMPTIONS USED IN CALCULATING THIS ADJUSTMENT. AS PART OF YOUR RESPONSE, TELL US HOW YOUR ADJUSTMENT REFLECTED THE FOLLOWING:

      - TRANSFERRED (PAYMENT STREAMS TRANSFERRED TO FINANCE COMPANIES) CONTRACTS IN EFFECT AT THE TIME OF YOUR ACQUISITION;

      -     TRANSFERRED CONTRACTS THAT EXPIRED IN 2004 PRIOR TO YOUR
            ACQUISITION, AND

      -     NEW TRANSFERRED CONTRACTS INITIATED IN 2004 PRIOR TO YOUR
            ACQUISITION.

      IN ADDITION, EXPLAIN TO US WHY YOU BELIEVE THAT THIS ADJUSTMENT IS CONSISTENT WITH THE PRO FORMA PREPARATION REQUIREMENTS OF RULE 11-02 OF REGULATION S-X.

      Response: In Amendment No. 2, the Registrant revised the pro forma adjustment to LML's revenue by (a) adding back revenue associated with transferred contracts that expired in 2004 prior to the acquisition, as the cost effect of servicing those contracts would not have had an impact on the Registrant's income statement for a period greater than twelve months; and (b) adding back revenue associated with factored contracts initiated in 2004 prior to our acquisition, as these contracts would not have been factored by the Registrant assuming a purchase date of January 1, 2004. The effect of this revised calculation was to reduce the LML pro forma revenue adjustment from $14.5 million to $11.7 million. In addition to reducing the LML pro forma revenue adjustment, the Registrant also reduced the related LML accrued servicing costs adjustment (pro forma adjustment number 6) from $1.4 million to $1.2 million.

      The Registrant believes that the pro forma presentation included in Amendment No. 2, as described above, is consistent with the pro forma preparation requirements of Rule 11-02 of Regulation S-X, as the LML revenue adjustment was computed assuming the transaction was consummated at the beginning of fiscal year 2004 and the adjustment is (i) directly attributable to the LML acquisition, (ii) expected to have a continuing impact on the Registrant for a period greater then twelve months, and (iii) factually supportable.

7. WE NOTE YOU DID NOT ADDRESS, IN YOUR RESPONSE TO PRIOR COMMENT NUMBER 24, THE GUIDANCE IN RULE 11-01(b)(6)(II) OF REGULATION S-X INDICATING THAT THE EVENT GIVING RISE TO YOUR ADJUSTMENT MUST HAVE A CONTINUING IMPACT. PLEASE EXPLAIN TO US HOW THE ADJUSTMENT TO CHROME'S HISTORICAL LEGAL EXPENSES MEETS THIS REQUIREMENT. SEPARATELY, TO THE EXTENT THAT YOU CONSIDER THIS TO BE AN INFREQUENT OR NONRECURRING ITEM, PRO FORMA ADJUSTMENT WOULD NOT BE APPROPRIATE.

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      Response: The Registrant has revised pro forma adjustment (11) to the
Combined Condensed Pro Forma Statement of Operations to remove the reversal of Chrome's historical legal expenses, as requested. Please refer to page 44 of Amendment No. 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STOCK-BASED COMPENSATION, PAGE 51

8. WE NOTE THAT YOU DID NOT REVISE YOUR MD&A IN RESPONSE TO PRIOR COMMENT NUMBER 26. PLEASE REVISE TO PROVIDE THE DISCLOSURES DESCRIBED IN PARAGRAPH 180 OF THE AICPA PRACTICE AID.

      Response: The Registrant has revised the MD&A to include the disclosures described in paragraph 180 of the AICPA Practice Aid. Please refer to pages 53-56 of Amendment No. 2.

9. YOU DISCLOSE ON PAGE 51 AND ON PAGE F-15 THAT THE FAIR VALUE OF YOUR COMMON STOCK WAS BASED ON CONTEMPORANEOUS VALUATIONS. HOWEVER, IT APPEARS THAT YOU "REASSESSED" THE FAIR VALUE OF YOUR COMMON STOCK IN JULY 2005 BASED ON RETROSPECTIVE VALUATIONS PREPARED BY A VALUATION SPECIALIST (EMPIRE) AS OF MAY AND AUGUST 2004. PLEASE REVISE YOUR DISCLOSURES TO CLARIFY THAT THE DETERMINATION OF THE FAIR VALUE OF YOUR COMMON STOCK WAS BASED ON A COMBINATION OF CONTEMPORANEOUS AND RETROSPECTIVE VALUATIONS AND PROVIDE THE DISCLOSURES DESCRIBED IN PARAGRAPH 182 OF THE AICPA PRACTICE AID.

      Response: The Registrant has revised the disclosure on pages 53-56 and F-15 to indicate that valuations were made contemporaneously as well as retrospectively. Additionally, disclosure has been added to address the recommendations contained in paragraph 182 of the AICPA Practice Aid. Please refer to pages 53-56 and page F-15 of Amendment No. 2.

10. WE NOTE THAT THE FAIR VALUES OF YOUR COMMON STOCK BETWEEN MAY 2005 AND JUNE 2005 WERE DETERMINED BASED ON THE AVERAGE OF THREE "IPO VALUES" DETERMINED BY INVESTMENT BANKING FIRMS. PLEASE DESCRIBE THESE VALUATIONS TO US IN MORE DETAIL AND EXPLAIN HOW THESE WERE OBJECTIVELY SUPPORTABLE OR BASED ON THE GENERALLY ACCEPTED VALUATION METHODOLOGIES DESCRIBED IN PARAGRAPH 46 OF THE AICPA PRACTICE AID.

      Response: As described in Exhibit B to the Registrant's response letter to the Staff dated September 22, 2005 (the "ORIGINAL RESPONSE LETTER"), three investment banks, Bank A, Bank B and Bank C, estimated the fully distributed equity value of the Registrant in the context of an initial public offering in the latter half of 2005, based on market and other conditions at the time, using a multiple (which varied among the three banks) of the Registrant's projected 2006 earnings. The Registrant believes this procedure is consistent with the "market approach-guideline company method" contemplated by Chapter 6, paragraph 46 of the AICPA Practice Aid. At the time these values were estimated, each of Bank A, Bank B and Bank C noted that the equity value of a non-public company (such as the Registrant) was inherently speculative and would be subject, among other things, to market fluctuations and to fluctuations in the predicted growth rate of the Registrant. Further details regarding each bank's valuation estimate are described below.

      BANK A

      In January 2005, Bank A estimated the equity value of the Registrant, in the context of an initial public offering in the latter half of 2005, based on market and other conditions at the time, to be

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approximately $600 million. This value was estimated using a 26.0x multiple to the Registrant's projected 2006 GAAP net income of approximately $23 million. The projected 2006 GAAP net income estimate of approximately $23 million was calculated by the Registrant assuming, among other things, primary IPO gross proceeds of $75 million and interest income (less taxes) resulting therefrom.

      26.0x was selected by Bank A as an appropriate, at the time of issue, earnings multiple for the Registrant based on a comparison of the earnings multiples of certain comparable public companies (from the transaction processing and e-commerce industries) to the Registrant. The Registrant believes that this comparison is consistent with paragraph 49 of the AICPA Practice Aid. In addition, the Registrant's anticipated long-term growth prospects contributed to Bank A's selection of the 26.0x earnings multiple.

      Bank A also noted that an IPO discount of 15% (or $90 million) to the equity value of $600 million would likely be appropriate since investors in an initial public offering typically expect to purchase shares at a discount to the value of an established public company due to, among other things, the uncertainties and risks associated with investing in a newly public company. The Registrant believes that this discount is consistent with paragraph 57 of the AICPA Practice Aid.

      BANK B

      In January 2005, Bank B estimated the equity value of the Registrant, in the context of an initial public offering in the latter half of 2005, based on market and other conditions at the time, to be approximately $700 million. This value was estimated using a 25.0x multiple to the Registrant's projected 2006 "cash net income" (GAAP net income plus certain non-cash charges) of approximately $28 million. The projected 2006 "cash net income" (GAAP net income plus certain non-cash charges) estimate of approximately $28 million was calculated by the Registrant assuming, among other things, certain deal-related amortization add-backs, primary IPO gross proceeds of $100 million and interest income (less taxes) resulting therefrom.

      25.0x was selected by Bank B as an appropriate, at the time of issue, earnings multiple for the Registrant based on a comparison of the earnings multiples of certain comparable public companies (from the transaction processing and e-commerce industries) to the Registrant. The Registrant believes that this comparison is consistent with paragraph 49 of the AICPA Practice Aid. In addition, the Registrant's anticipated long-term growth prospects contributed to Bank B's selection of the 25.0x earnings multiple.

      Bank B also noted that an IPO discount of 15% (or $105 million) to the equity value of $700 million would likely be appropriate. The Registrant believes that this discount is consistent with paragraph 57 of the AICPA Practice Aid.

      BANK C

      In January 2005, Bank C estimated the equity value of the Registrant, in the context of an initial public offering in the latter half of 2005, based on market and other conditions at the time, to be approximately $600 million. This value was estimated using a 26.0x multiple to the Registrant's projected 2006 GAAP net income of approximately $23 million. The projected 2006 GAAP net income estimate of approximately $23 million was calculated by the Registrant assuming, among other things, primary IPO gross proceeds of $100 million and interest income (less taxes) resulting therefrom.

      26.0x was selected by Bank C as an appropriate, at the time of issue, earnings multiple for the Registrant based on a comparison of the earnings multiples of certain comparable public companies (from the transaction processing, software subscription and general IT industries) to the Registrant. The

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Registrant believes that this comparison is consistent with paragraph 49 of the
AICPA Practice Aid. In addition, the Registrant's anticipated long-term growth prospects contributed to Bank C's selection of the 26.0x earnings multiple.

      Bank C also noted that an IPO discount of 15% (or $90 million) to the equity value of $600 million would likely be appropriate. The Registrant believes that this discount is consistent with paragraph 57 of the AICPA Practice Aid.

      FAIR MARKET VALUE

      As further described in the Original Response Letter, the Registrant derived an average of the three equity values estimated by Bank A, Bank B and Bank C, respectively. The Registrant then applied an additional 5% illiquidity discount to take into account the lack of certainty regarding the completion of an IPO, as contemplated by paragraph 57 of the AICPA Practice Aid. The Registrant arrived at a fair market value of $14.30 per share at May 26, 2005.

      Please note that the May 26, 2005 fair market value of $14.30 per share determined by the Registrant is substantially equivalent, after adding back the 5% illiquidity discount of $0.75 ($15.00 x 5% = $0.75), to the $15.00 mid-point of the $14.00 to $16.00 price range set forth on the cover page of the prospectus to Amendment No. 2.

11. WE NOTE THAT YOU SIGNIFICANTLY REVISED THE ASSUMPTIONS USED BY EMPIRE RELATED TO ILLIQUIDITY AND THE ALLOCATION TO YOUR PREFERRED STOCK. PLEASE TELL US MORE ABOUT THESE REVISIONS. DESCRIBE TO US THE OBJECTIVELY SUPPORTABLE INFORMATION THAT YOU RELIED ON IN DETERMINING THE APPROPRIATE ASSUMPTIONS AND EXPLAIN HOW BOTH YOU AND EMPIRE CONSIDERED THE PREFERRED SHAREHOLDERS' RIGHTS IN DETERMINING THE ALLOCATION OF FAIR VALUE TO YOUR COMMON STOCK. IN ADDITION, PROVIDE US WITH THE VALUATION REPORTS PREPARED BY EMPIRE.

      Response: The Board of Directors (the "BOARD") of the Registrant, which includes several finance experts, who have ultimate responsibility for assessing the fair value of the Registrant's common stock. In assessing the fair value of its common stock as of certain critical dates, the Board instructed the Registrant to hire Empire, an independent valuation firm, to provide it with a baseline for determining the value of its common stock based upon the valuation methods contemplated by the AICPA Practice Aid. The valuation reports prepared by Empire are attached hereto as Exhibit B. The results of these valuations were then considered by the Board in establishing fair value for purposes of determining the extent to which any particular option or stock grant had a compensatory element. The Board accepted the underlying discounted value of the enterprise as provided by Empire, but determined, based on additional facts known to the Registrant, that certain discounts employed by Empire in arriving at the value of the common stock were too steep. In particular, the Board eliminated the discount proposed by Empire (20-65%) attributable to the junior nature of its common stock and reduced the illiquidity discount proposed by Empire (20-25%) to a lower percentage (5-25%). The reasons underlying these decisions are described below.

      DISCOUNTS TO REFLECT JUNIOR NATURE OF COMMON SHARES

      The Board felt that the discount attributable to its common stock by Empire (20-65%), as outlined in the table below, was too large. Empire based its discounts largely on the liquidation preference of the preferred stock. The Board agreed that the major attributes that would result in a difference in value between the preferred and common stock were the existence of a liquidation preference for preferred holders and certain voting and board selection rights. Although the preferred stock held a liquidation

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preference over the common stock in the event of a liquidation or sale of the business, this "preference" only applied in limited circumstances. Due to the structure and amount of the liquidation preference preferred stockholders would realize more economic benefit by converting to common stock at enterprise values greater than approximately $125 million. As a result, the Registrant placed no value on this liquidation preference since expected enterprise values as of the dates of these assessments were far in excess of that amount. In addition, because all preferred stock would automatically convert into common stock upon the completion of an initial public offering, the Registrant felt that the value that the preferred stock held in regards to voting and selection of Board members was de minimis. Therefore, based on its understanding of the likelihood of a successful initial public offering being completed in late 2005, the Board determined not to discount the value of its common stock based on the existence of the preferred stock but chose instead to value the common stock on a fully converted basis. As a result, the Board determined to eliminate this discount entirely. The Board's decision was based on factors available to it and its desire to ensure that its compensation expense charges properly reflected the likelihood of a 2005 IPO.

                    Discount for Common Stock
    Valuation       -------------------------
      Date          Empire       The Registrant
      ----           ------       --------------
    March-03           65%              0%
     May-04            35%              0%
    August-04          25%              0%
   January-05          20%              0%

      ILLIQUIDITY DISCOUNTS

      In its valuation reports, Empire cited certain publicly available studies on discounts attributable to a lack of marketability. The discounts generally considered an investors ability to convert its stock into cash. The Board reconsidered the illiquidity discounts utilized by Empire in arriving at the value of a share of its common stock. Based on facts available only to the Registrant -- namely that that an IPO would likely be consummated in late 2005 and thus, that investors would likely be able to convert their stock into cash in the near term -- the Board determined that the illiquidity discounts being applied by Empire (20-25%), as outlined below, were, in some cases, too large. Although the IPO was subject to the Registrant's meeting or exceeding its financial forecasts, the Registrant felt that the size of the discounts utilized to account for a lack of marketability were excessive in light of its expectations for a successful IPO in late 2005. The discounts utilized by the Registrant were substantially less than those utilized by Empire and the amounts increased to near zero as the Registrant hired investment bankers and began the process of completing and filing its initial Registration Statement.

                                      Illiquidity Discount
         Valuation                    --------------------
           Date                   Empire          The Registrant
           ----                   ------          --------------
         March-03                  25%                 25%
          May-04                20% - 25%              15%
         August-04              20% - 25%              15%
        January-05              20% - 25%               5%

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QUARTERLY RESULTS OF OPERATIONS, PAGE 56

12. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 33 AND WE DO NOT BELIEVE THAT THE REASONS CITED FOR NOT PROVIDING QUARTERLY GROSS PROFIT INFORMATION ARE RELEVANT IN THE CONTEXT OF ITEM 302 OF REGULATION S-K. PLEASE REVISE YOUR DISCLOSURES TO PROVIDE GROSS PROFIT INFORMATION FOR EACH QUARTER AS REQUIRED BY THIS ITEM.

      Response: The Registrant has revised the Quarterly Results of Operations disclosure to provide gross profit information for each quarter presented, as requested. Please refer to page 62 of Amendment No. 2.

PRINCIPAL AND SELLING STOCKHOLDERS, PAGE 101

13. IN CONJUNCTION WITH PRIOR COMMENT 46, PLEASE REVISE YOUR DISCLOSURE TO INDICATE WHETHER AT THE TIME OF THE ACQUISITION ALL SELLING SHAREHOLDERS WHO ARE AFFILIATES OF BROKER-DEALERS (I.E., J.P. MORGAN AND WELLS FARGO) HAD ANY AGREEMENTS, UNDERSTANDINGS OR ARRANGEMENTS WITH ANY OTHER PERSONS, EITHER DIRECTLY OR INDIRECTLY, TO DISPOSE OF THE SECURITIES BEING OFFERED FOR THEIR ACCOUNTS.

      Response: The Registrant has added disclosure indicating that the selling shareholders who are affiliates of broker-dealers did not (as of the date of their acquisition of the Registrant's securities) have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities being offered for their accounts. Please refer to pages 108-109 of Amendment No. 2.

DESCRIPTION OF CAPITAL STOCK

PREFERRED STOCK, PAGE 106

14. REGARDING PRIOR COMMENT 44, WE NOTE YOUR RELOCATION OF THIS DISCLOSURE FROM THE RELATED PARTY SECTION TO THE DESCRIPTION OF SECURITIES. PLEASE CONSIDER RELOCATING THIS DISCLOSURE TO THE RELATED PARTY SECTION OF YOUR DISCLOSURE. FURTHER, WE NOTE PAGE F-29 TO THE NOTES TO FINANCIAL STATEMENTS AND YOUR FOURTH RESTATED CERTIFICATE OF INCORPORATION REFERS TO A "CONVERSION PRICE" AND "CONVERSION COST." FURTHER, THE CALCULATIONS AS DESCRIBED IN YOUR CERTIFICATE ATTEMPT TO EXPLAIN A NUMBER OF ADJUSTMENTS. PLEASE EXPLAIN TO US THE DIFFERENCES BETWEEN THESE TERMS AND TELL US WHETHER THERE IS A RISK OF THESE TWO CONVERSION MEASUREMENTS VARYING PRIOR TO THE CONSUMMATION OF THE OFFERING.

      Response: The Registrant has relocated the disclosure regarding its preferred stock to the "Related Party Transactions" section. The Registrant has changed the term "conversion cost" to "conversion price." Although both terms exist in the Registrant's existing certificate of incorporation, they currently have exactly the same meaning and there is no possibility prior to the consummation of the IPO that they will have different meanings. Please refer to pages 105-106 and F-29 of Amendment No. 2.

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FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NET (LOSS) PER SHARE, PAGE F-13

15. WE NOTE THAT YOU ACKNOWLEDGE THAT YOU HAVE CORRECTED THE ERROR RELATED TO YOUR EPS CALCULATION. PLEASE EXPLAIN TO US WHY THE CORRECTED EPS AMOUNT IS NOT CLEARLY MARKED AS "RESTATED" AND WHY YOUR AUDITORS DID NOT REFER TO THIS ERROR CORRECTION IN THEIR AUDIT REPORT.

      Response: The Registrant decided to correct diluted net income per share applicable to common stockholders for the year ended December 31, 2004 and concluded that the change was inconsequential to a reasonable reader of the financial statements. The Registrant's position regarding materiality was based on the application of the guidance set forth in Staff Accounting Bulletin No. 99 and FASB Concept Statement No. 2, which the Registrant performed at the time it identified the item. The Registrant not only relied on quantitative benchmarks to assess materiality, but also performed the following nine qualitative assessments of materiality to determine if there is a substantial likelihood that the judgment of a reasonable person relying upon the reported diluted net income per share would have been changed or influenced by the corrected Diluted EPS ("Diluted EPS").

I. Assessment: What is the potential effect of the misstatement on earnings or other trends in key financial indicators, especially trends in profitability and earnings per share?

      Registrant response - In order for information to be relevant to investors, creditors and others for investment, credit, and similar decisions, this information must be capable of making a difference in a decision by helping users to form predictions about the outcomes of past, present and future events. Diluted EPS has never been an indicator (for either internal management or external investors) of how the Registrant's results have been trending. Revenue, EBITDA and Net Income have been the primary focus on how the Registrant has performed.

II. Assessment: A misstatement that hides a failure to meet analyst's expectations of the entity.

      Registrant response - In the past year the Registrant has been involved in obtaining a credit facility and is currently involved in preparing for its initial public offering. In both instances, the investment bankers and creditors were not provided earnings per share calculations. Revenue, EBITDA and Net Income have been the primary focus on how the Registrant has performed.

III. Assessment: Relates to the primary financial statements, key financial indicators or footnotes.

      Registrant response - The correction does relate to the body of numbers in the statement of operations, however the Registrant believes that Diluted EPS is a non-significant financial indicator.

IV. Assessment: Conceals technical insolvency or going concern problems or could affect the entity's distributable profits and hence the ability to pay dividends.

      Registrant response - In no way does the misstatement of Diluted EPS have any effect on the solvency of the Registrant.

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V.    Assessment: The effect of the misstatement on segment information.

      Registrant response - The Registrant operates as one segment. As a result, this consideration is not applicable.

VI. Assessment: The potential effect of the misstatement on the entity's compliance with loan covenants.

      Registrant response - The Registrant's loan covenants do not consider Diluted EPS.

VII. Assessment: A misstatement that has an effect on increasing management's bonus and/or compensation.

      Registrant response - Management bonuses and compensation are not based on Diluted EPS.

VIII. Assessment: The misstatement involves fraud, possible illegal acts, violations of contractual provisions, etc.

      Registrant response - The misstatement was the result of a mathematical error in the calculation of potential dilutive shares. The calculation has no bearing on market valuation, the Registrant's key performance trend, or executive compensation. There was a mathematical error in the calculation process, but no evidence of fraud, illegality or violations of contractual provisions.

IX. Assessment: The significance of the misstatement or disclosure relative to known user needs.

      Registrant response - Based upon several discussions with investment bankers, outside legal counsel, current investors and creditors, the Registrant is not aware of any users of the financial statements that are relying on Diluted EPS.

      Based on our SAB 99 assessment, the Registrant's position is that the misstatement of Diluted EPS is not material, as the decision making of a reasonable person relying upon the S-1 would not have been changed or influenced based upon the calculation of Diluted EPS as reported or as adjusted. This matter and conclusion was discussed with and agreed to by the Registrant's management, audit committee and our outside legal counsel prior to filing Amendment No. 1, only after a comprehensive SAB 99 analysis was performed. The Registrant's independent auditors concurred with management's conclusion and therefore did not modify their opinion.

NOTE 12. INCOME TAXES, PAGE F-26

16. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 61. PLEASE REVISE TO EXPAND YOUR DISCLOSURES UNDER THIS NOTE AND IN YOUR MD&A TO DISCUSS, IN MORE DETAIL, THE POSITIVE FACTORS CONSIDERED AND MATERIAL ASSUMPTIONS DESCRIBED IN YOUR RESPONSE REGARDING THE FUTURE INCOME LEVELS NECESSARY TO OVERCOME THE NEGATIVE EVIDENCE REPRESENTED BY THE CUMULATIVE LOSSES. EXPLAIN WHY THE POSITIVE EVIDENCE WAS SUFFICIENT TO OVERCOME THE NEGATIVE AND EXPLAIN THE POTENTIAL IMPACT ON YOUR FUTURE RESULTS IF THE INCOME LEVELS DO NOT MATERIALIZE.

      Response: The Registrant has revised the disclosures in Note 12. Income Taxes and in the MD&A, as requested. Please refer to pages 59-60 and F-31 to F-32 of Amendment No. 2.

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17.   PLEASE REVISE TO SEPARATELY DISCLOSE TOTAL DEFERRED TAX ASSETS AND TOTAL
      DEFERRED TAX LIABILITIES AS REQUIRED BY PARAGRAPH 43(a) AND (b) OF SFAS
      109.

      Response: The Registrant has revised Note 12. Income Taxes to separately disclose total deferred tax assets and total deferred tax liabilities as required by paragraph 43(a) and (b) of SFAS 109, as requested. Please refer to page F-31 of Amendment No. 2.

PART II

EXHIBIT 5.1

18. IT APPEARS THAT YOU FILED A FORM OF LEGAL OPINION AS EXHIBIT 5.1 PLEASE ENSURE THAT THE FINAL LEGAL OPINION REFERS SPECIFICALLY TO THE NUMBER OF SHARES BEING REGISTERED IN THIS OFFERING.

      Response: On behalf of the Registrant, we confirm that the final legal opinion will specifically refer to the number of shares registered in this offering.

19. IT ALSO APPEARS THAT COUNSEL ASSUMES THAT "THE ISSUANCE AND SALE OF THE SHARES WILL HAVE BEEN DULY AUTHORIZED BY ALL NECESSARY CORPORATE ACTION OF THE COMPANY." PLEASE NOTE THAT THIS IS AN INAPPROPRIATE ASSUMPTION TO MAKE IN RENDERING A LEGAL OPINION REQUIRED BY ITEM 601(b)(5) OF REGULATION S-K, AS IT ASSUMES A MATERIAL FACT UNDERLYING THE OPINION THAT IS READILY ASCERTAINABLE. PLEASE REVISE.

      Response: We respectfully submit to the Staff that the language quoted above is not an assumption. It is an opinion given in the future tense because all circumstances necessary to its correctness have not occurred. Our firm has given the same opinion in the same form in a number of prior offerings, including the Sunesis Pharmaceuticals, Inc. initial public offering (File No. 333 - 121646) and the SkinMedica, Inc. initial public offering (File No. 333-124374).

20. FINALLY, PLEASE CONFIRM THAT YOU CONCUR WITH OUR UNDERSTANDING THAT THE REFERENCE AND LIMITATION TO "GENERAL CORPORATION LAW OF THE STATE OF DELAWARE" INCLUDES THE STATUTORY PROVISIONS AND ALSO ALL APPLICABLE PROVISIONS OF THE DELAWARE CONSTITUTION AND REPORTED JUDICIAL DECISIONS INTERPRETING THESE LAWS.

      Response: On behalf of the Registrant, we hereby confirm that the reference and limitation to "Delaware General Corporate Law" in our opinion filed as Exhibit 5.1 to the Registration Statement includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

                                    * * * * *


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         We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1284, Daniel Nam at (212) 906-1703 or Jason Frank at (212) 906-1796.

                                          Best regards,

                                          /s/  Kirk A. Davenport II

                                          Kirk A. Davenport II
                                          of LATHAM & WATKINS LLP

Enclosures

cc: Rebekah Toton, Esq., U.S. Securities and Exchange Commission Stathis Kouninis, U.S. Securities and Exchange Commission
      Eric D. Jacobs, Esq., DealerTrack Holdings, Inc.
      John J. Huber, Esq., Latham & Watkins LLP
      Daniel U. Nam, Esq., Latham & Watkins LLP
      Jason S. Frank, Esq., Latham & Watkins LLP
      Richard D. Truesdell, Jr., Esq., Davis Polk & Wardwell